Mail Stop 4561

August 18, 2008

Via U.S. Mail and Facsimile 312.960.5475

Mr. Bernard Freibaum
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

> **Re: General Growth Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-11656**

Dear Mr. Freibaum:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief